SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               CNET Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12613R104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 11, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


--------------------------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-----------------------------                       ---------------------------
CUSIP NO. 12613R104                SCHEDULE 13D           PAGE 2 OF 10 PAGES
-----------------------------                       ---------------------------


-------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
-------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
-------------------------------------------------------------------------------
      3     SEC USE ONLY
-------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                     [ ]

-------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              15,481,159
                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
 SHARES
BENEFICIALLY                  1,114,333
  OWNED BY           ----------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   15,481,159
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,114,333
-------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            16,595,492
-------------------------------------------------------------------------------
      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [X]
-------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.9%
-------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            IA
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ---------------------------
CUSIP NO. 12613R104                SCHEDULE 13D           PAGE 3 OF 10 PAGES
-----------------------------                       ---------------------------


-------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SPARK MANAGEMENT PARTNERS, L.L.C.
-------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
      3     SEC USE ONLY

-------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                        [ ]

-------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              2,583,979

                     ----------------------------------------------------------
 NUMBER OF              8     SHARED VOTING POWER
  SHARES
BENEFICIALLY                  14,866
  OWNED BY           ----------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   2,583,979
                     ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              14,866
-------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,598,845
-------------------------------------------------------------------------------
      12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [X]
-------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%
-------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ---------------------------
CUSIP NO. 12613R104                SCHEDULE 13D           PAGE 4 OF 10 PAGES
-----------------------------                       ---------------------------


-------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            VELOCITY INTERACTIVE MANAGEMENT, LLC
-------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
      3     SEC USE ONLY

-------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                              - 0 -
                     ----------------------------------------------------------
 NUMBER OF           8        SHARED VOTING POWER
  SHARES
BENEFICIALLY                  1,000,000
  OWNED BY           ----------------------------------------------------------
    EACH             9        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   - 0 -
                     ----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              1,000,000
-------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,000,000
-------------------------------------------------------------------------------
      12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [X]
-------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
-------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ---------------------------
CUSIP NO. 12613R104                SCHEDULE 13D           PAGE 5 OF 10 PAGES
-----------------------------                       ---------------------------


-------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            ALEX INTERACTIVE MEDIA, LLC
-------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]

-------------------------------------------------------------------------------
      3     SEC USE ONLY

-------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

                              -0-
                     ----------------------------------------------------------
 NUMBER OF           8        SHARED VOTING POWER
  SHARES
BENEFICIALLY                  129,199
  OWNED BY           ----------------------------------------------------------
    EACH             9        SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   -0-
                     ----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

                              129,199
-------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            129,199
-------------------------------------------------------------------------------
      12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [X]
 -------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            less than 0.1%
-------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            OO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ---------------------------
CUSIP NO. 12613R104                SCHEDULE 13D           PAGE 6 OF 10 PAGES
-----------------------------                       ---------------------------


     The Schedule 13D filed on January 7, 2008, as amended by Amendment No.1, filed on January 9, 2008 (the "Schedule 13D") by JANA Partners LLC, a Delaware limited liability company, Spark Management Partners, L.L.C., a Delaware limited liability company, Velocity Interactive Management, LLC, a Delaware limited liability company, and Alex Interactive Media, LLC, a Delaware limited liability company (together, the "Reporting Persons") relating to the shares ("Shares") of common stock, par value $0.0001 per share, of CNET Networks, Inc. (the "Issuer"), is hereby amended as set forth below by this Amendment No.2 to the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The 16,595,492 Shares reported herein as being beneficially owned by JANA were acquired at an aggregate purchase price of approximately $164,429,943.00. The Shares beneficially owned by JANA were acquired with investment funds in accounts under management. The 2,598,845 Shares reported herein as being beneficially owned by Spark were acquired by CT-100 from JANA on January 15, 2008 for an aggregate purchase price of $20,115,060.30, which amount includes $115,060.30 for the 14,866 Shares acquired by CT-100 on behalf of AIM. The Shares beneficially owned by Spark were acquired with working capital of CT-100. The Shares which are reported herein as being beneficially owned by AIM are so reported based on its contractual obligation to purchase such Shares from JANA, as described in Item 6 of the Schedule 13D. Except for the 14,866 Shares acquired by CT-100 on behalf of AIM as described above, such purchase has not yet been consummated. The amount of funds used by AIM to purchase such Shares will be an aggregate of $1 million, and the source of such funds has been and will be the working capital of AIM. The Shares which are reported herein as being beneficially owned by Velocity are so reported based on its option to purchase such Shares from JANA, as described in Item 6 of the Schedule 13D, but such option has not yet been exercised. The amount of funds to be used by Velocity (should Velocity exercise its option) to purchase such Shares will be up to $10 million, and the source of such funds will be the working capital of Velocity or an affiliate.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     On January 14, 2008, JANA distributed a press release (the "JANA January 14 Press Release") criticizing the Issuer's adoption of a poison pill. A copy of the JANA January 14 Press Release is filed as Exhibit 13 to the Schedule 13D and is incorporated herein by reference.

Item 5.  Interest in Securities of the Company.

     Paragraph (a), the first and second sentences of paragraph (b), and paragraph(c) of Item 5 of the Schedule 13D are hereby amended as follows:

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 151,973,545 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 5, 2007 for the period ended September 30, 2007.

     As of the close of business on January 15, 2008; (i) JANA may be deemed to beneficially own 16,595,492 Shares, constituting approximately 10.9% of the Shares outstanding, (ii) Spark may be deemed to beneficially own 2,598,845 Shares, constituting approximately 1.7% of the Shares outstanding, (iii) Velocity may be deemed to beneficially own 1,000,000 Shares, constituting approximately 0.7% of the Shares outstanding, and (iv) AIM may be deemed to beneficially own 129,199 Shares, constituting less than 0.1% of the Shares outstanding. AIM beneficially owns its Shares by virtue of the Amended and Restated Agreement described in Item 6 of the Schedule 13D. Velocity beneficially owns its Shares by virtue of the Option Agreement described in Item 6 of the Schedule 13D.

-----------------------------                       ---------------------------
CUSIP NO. 12613R104                SCHEDULE 13D           PAGE 7 OF 10 PAGES
-----------------------------                       ---------------------------


     By virtue of (i) the Amended and Restated Agreement, (ii) the Option Agreement, and (iii) the Sandell Group Agreement, the Reporting Persons and Sandell may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 22,664,337 Shares, constituting approximately 14.9% of the Shares outstanding. However, each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and Sandell. Sandell has filed a separate Schedule 13D with respect to its interest.

     (b) JANA has sole voting and dispositive powers over 15,481,159 Shares, which powers are exercised by the JANA Principals, and (i) by virtue of the Option Agreement, shared voting and dispositive power over 1,000,000 Shares, which power is shared with Velocity and (ii) by virtue of the Amended and Restated Agreement, shared voting and dispositive power over 114,333 Shares which power is shared with AIM. Spark has sole voting and dispositive powers over 2,583,979 Shares, which powers are exercised by the Spark Principals, and shared voting and dispostive powers over 14,866 Shares, which is shared with AIM.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D is set forth in Appendix A hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Company.

The first, second and third sentences of the fifth paragraph of Item 6 are hereby amended as follows:

      JANA currently has contractual agreements with one credit counterparty, Jefferies & Company, Inc., with regard to cash-settled equity swaps (the "JANA Swaps") that reference Shares. The JANA Swaps constitute economic exposure to approximately 7,134,800 Shares, or 4.7% of the Shares outstanding. The JANA Swaps have reference prices ranging from $7.58 to $8.07 and expiration dates of July 28, 2008.

Item 7.  Material to be Filed as Exhibits.

Exhibit 13   JANA January 14 Press Release

-----------------------------                       ---------------------------
CUSIP NO. 12613R104                SCHEDULE 13D           PAGE 8 OF 10 PAGES
-----------------------------                       ---------------------------


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 15, 2008



                                          JANA PARTNERS LLC



                                          BY: /s/BARRY ROSENSTEIN
                                          -----------------------------
                                          Name:  Barry Rosenstein
                                          Title: Managing Partner



                                          BY: /s/GARY CLAAR
                                          -----------------------------
                                          Name:  Gary Claar
                                          Title: General Partner



                                          SPARK MANAGEMENT PARTNERS, L.L.C.



                                          BY: /s/SANTO POLITI
                                          -----------------------------
                                          Name:  Santo Politi
                                          Title: Managing Member



                                          VELOCITY INTERACTIVE MANAGEMENT,
                                          LLC



                                          BY: /s/RODI GUIDERO
                                          -----------------------------
                                          Name:  Rodi Guidero
                                          Title: Authorized Signatory

-----------------------------                       ---------------------------
CUSIP NO. 12613R104                SCHEDULE 13D           PAGE 9 OF 10 PAGES
-----------------------------                       ---------------------------



                                          ALEX INTERACTIVE MEDIA, LLC



                                          BY: /s/PAUL GARDI
                                          -----------------------------
                                          Name:  Paul Gardi
                                          Title: Managing Member

                                   APPENDIX A

                   TRANSACTIONS IN THE SHARES EFFECTED BY THE
    REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 1 TO THE SCHEDULE 13D (UNLESS OTHERWISE STATED, ALL TRANSACTIONS WERE EFFECTED IN THE OPEN MARKET)

JANA

Date of Trade        Shares Purchased (Sold)          Price per Share
-------------        -----------------------          ---------------
1/10/2008                   255,600                       $9.07
                            453,308                        8.49
                              8,562                        8.79
                                100                        8.80
                                200                        8.81
1/11/2008                 1,000,000                        8.74
                            613,962                        8.85
                             30,102                        9.00
1/14/2008                   673,148                        8.98
1/15/2008                  (2,598,845)                     7.74*

Spark**

Date of Trade        Shares Purchased (Sold)          Price per Share
-------------        -----------------------          ---------------
1/15/2008                 2,583,979                       $7.74

AIM***

Date of Trade        Shares Purchased (Sold)          Price per Share
-------------        -----------------------          ---------------
1/15/2008                    14,866                       $7.74


-------------------
* Sold in a private transaction to CT-100 pursuant to the Amended and Restated Agreement. Amount includes 14,866 Shares acquired by CT-100 on behalf of AIM.

**   Acquired in a private transaction from JANA pursuant to the Amended and
Restated Agreement.

*** Acquired in a private transaction from JANA pursuant to the Amended and Restated Agreement.